UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
Schedule TO/A
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
___________________

LSB INDUSTRIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

$3.25 Convertible Exchangeable Class C Preferred Stock, Series 2
(Title of Class of Securities)
502160500
 (CUSIP Number of Class of Securities)

Jack E. Golsen
Chairman of the Board and
Chief Executive Officer
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107
(405) 235-4546
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
______________________
With copies to:
Irwin H. Steinhorn, Esq.
Conner & Winters, LLP
1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102-7101
(405) 272-5711
(405) 232-2695 (fax)
__________________
CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$30,580,700	$3,272.13***

*
Calculated solely for the purpose of determining the registration fee. This amount assumes that 305,807 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, will be exchanged pursuant to this offer. The transaction value is equal to the approximate aggregate market value of the Preferred Stock based on the average of the high and low prices of the Preferred Stock as reported on the OTCBB on February 2, 2007, which was $100.00 per share..

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $107.00 for each $1,000,000 of the value of the transaction.
***	Previously paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO of LSB Industries, Inc., a Delaware corporation (the “Company”), relating to its offer to exchange 7.4 shares of the Company’s common stock for each validly tendered and accepted share of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, on the terms and subject to the conditions described in the Offer to Exchange, dated February 9, 2007 (the “Offer to Exchange”) and the related Letter of Transmittal which together constitute the Exchange Offer.

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer was made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

The Schedule TO is hereby amended and supplemented by this Amendment No. 1 to Schedule TO as follows:

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 P.M., New York City time, on Monday, March 12, 2007 (the “Expiration Date”). On March 13,  2007, the Company announced the acceptance for exchange of 305,807 shares of Preferred Stock that were validly tendered and not withdrawn as of the Expiration Date, and issued 2,262,971 shares of its common stock in exchange for such shares of Preferred Stock. 193,295 shares of Preferred Stock remained outstanding at the Expiration Date.

The full text of the Company’s press release relating to the announcement of the expiration and results of the Exchange Offer, is filed herewith as exhibit 99(a)(7) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following:

(a)	(7)	Press Release, dated March 13, 2007 announcing the expiration and results of the Exchange Offer

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

         LSB INDUSTRIES, INC.

             By: /s/  Jack E. Golsen
                         Jack E. Golsen
                        Chairman of the Board and
                    Chief Executive Officer

EXHIBIT INDEX

(a)	(7)	Press Release, dated March 13, 2007 announcing the expiration and results of the Exchange Offer